Exhibit 99.1

China Index Holdings Announces Second Quarter 2020 Unaudited Financial Results

BEIJING, August 10, 2020 /Globe Newswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

•                     Total revenues were RMB150.2 million, an increase of 12.1% from RMB134.0 million in the corresponding period of 2019.

•                      Operating income was RMB68.4 million, an increase of 12.5% from RMB60.8 million in the corresponding period of 2019.

•                      Net income was RMB62.3 million, an increase of 21.1% from RMB51.4 million in the corresponding period of 2019.

First Half 2020 Highlights

•                      Total revenues were RMB283.0 million, an increase of 11.8% from RMB253.1 million in the corresponding period of 2019.

•                      Operating income was RMB137.9 million, an increase of 11.1% from RMB124.1 million in the corresponding period of 2019.

•                      Net income was RMB126.2 million, an increase of 20.5% from RMB104.7 million in the corresponding period of 2019.

“We are happy to deliver another solid quarter even under pandemic uncertainties,” commented Yu Huang, CEO of CIH, “We will further increase our investment in R&D to enrich our database and analytics for future growth.”

Second Quarter 2020 Financial Results

Revenues

CIH reported total revenues of RMB150.2 million in the second quarter of 2020, an increase of 12.1% from RMB134.0 million in the corresponding period of 2019.

•                      Revenues from information and analytics services (SaaS) were RMB67.6 million in the second quarter of 2020, an increase of 17.8% from RMB57.4 million in the corresponding period of 2019, primarily due to an increase in number of customers.

•                      Revenues from marketplace services were RMB82.6 million in the second quarter of 2020, an increase of 7.9% from RMB76.6 million in the corresponding period of 2019.

Cost of Revenue

Cost of revenue was RMB23.4 million in the second quarter of 2020, a decrease of 4.8% from RMB24.6 million in the corresponding period of 2019, primarily due to a decrease in campaign cost.

Operating Expenses

Operating expenses were RMB58.4 million in the second quarter of 2020, an increase of 20.2% from RMB48.6 million in the corresponding period of 2019.

•                  Selling and marketing expenses were RMB32.3million in the second quarter of 2020, an increase of 35.1% from RMB23.9 million in the corresponding period of 2019, primarily due to an increase in personnel costs resulting from the growing number of selling and marketing personnel headcount.

•                  General and administrative expenses were RMB26.1 million in the second quarter of 2020, an increase of 5.7% from RMB24.7 million in the corresponding period of 2019, primarily due to increase in personnel costs of research and development department.

Operating Income

Operating income was RMB68.4 million in the second quarter of 2020, an increase of 12.5% from RMB60.8 million in the corresponding period of 2019.

Income Tax Expenses

Income tax expenses were RMB9.6 million in the second quarter of 2020, an increase of 15.7% from RMB8.3 million in the corresponding period of 2019.

Net Income

Net income was RMB62.3 million in the second quarter of 2020, an increase of 21.1% from RMB51.4 million in the corresponding period of 2019.

First Half 2020 Financial Results

Revenues

CIH reported total revenues of RMB283.0 million in the first half of 2020, an increase of 11.8% from RMB253.1 million in the corresponding period of 2019.

•                      Revenues from information and analytics services (SaaS) were RMB128.9 million in the first half of 2020, an increase of 12.9% from RMB114.2 million in the corresponding period of 2019, primarily due to an increase in number of customers.

•                      Revenues from marketplace services were RMB154.1 million in the first half of 2020, an increase of 10.9% from RMB138.9 million in the corresponding period of 2019.

Cost of Revenue

Cost of revenue was RMB42.9 million in the first half of 2020, a decrease of 9.5% from RMB47.4 million in the corresponding period of 2019, primarily due to a decrease in campaign cost.

Operating Expenses

Operating expenses were RMB102.2 million in the first half of 2020, an increase of 25.1% from RMB81.7 million in the corresponding period of 2019.

•                  Selling and marketing expenses were RMB56.2 million in the first half of 2020, an increase of 24.3% from RMB45.2 million in the corresponding period of 2019, primarily due to an increase in personnel costs resulting from the growing number of selling and marketing personnel headcount.

•                  General and administrative expenses were RMB46.0 million in the first half of 2020, an increase of 26.4% from RMB36.4 million in the corresponding period of 2019, primarily due to increase in personnel costs of research and development department.

Operating Income

Operating income was RMB137.9 million in the first half of 2020, an increase of 11.1% from RMB124.1 million in the corresponding period of 2019.

Income Tax Expenses

Income tax expenses were RMB20.6 million in the first half of 2020, an increase of 12.0% from RMB18.4 million in the corresponding period of 2019.

Net Income

Net income was RMB126.2 million in the first half of 2020, an increase of 20.5% from RMB104.7 million in the corresponding period of 2019.

Business Outlook

Based on current operations and market conditions, the management believes that the Company will maintain a double-digit growth momentum on its annual revenue for 2020. These estimates represent management’s current and preliminary view, which are subject to change.

Conference Call Information

CIH’s management team will host a conference call on August 10, 2020 at 8:00 AM U.S. ET (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135600
Toll-Free/Local Toll:
United States	+1 877-440-9253 / +1 631-460-7472
Hong Kong	+852 800-906-603 / +852 3018-6773
Mainland China	+86 800-870-0075 / +86 400-120-0948
Direct Event Passcode	1578624#

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode (1578624#) and unique registrant ID. Get prompted 10 min prior to the start of the conference. Enter the Direct Event Passcode above (1578624#), and your unique Registrant ID, followed by the pound or hash (#) sign to join the call.

Direct Event online registration:

http://apac.directeventreg.com/registration/event/9794027

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM ET on August 10, 2020 through 09:59 AM ET August 18, 2020. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0206
Conference ID:	9794027

A live and archived webcast of the conference call will be available at http://ir.chinaindexholdings.com.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics, promotions and listing services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding CIH’s future financial performance, revenue guidance, growth and growth rates and market position. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), except for share data)

	As of June 30,	As of December 31,
	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	239,378	214,076
Short-term investments	262,085	125,000
Accounts receivable, net of allowance for doubtful accounts	22,005	24,243
Prepaid expenses and other current assets	2,572	4,566
Amounts due from related parties	14,667	4,820
Total current assets	540,707	372,705

Non-current assets:

Property and equipment, net	2,360	2,873
Right of use assets	46,982	49,595
Total non-current assets	49,342	52,468

Total assets	590,049	425,173

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	5,170	7,844
Income taxes payable	12,055	23,396
Deferred revenue	257,703	203,531
Amount due to a related party	3,946	7,734
Accrued expenses and other liabilities	76,900	84,250
Total current liabilities	355,774	326,755

Non-current liabilities:
Long-term lease liabilities	35,638	37,679
Other non-current liabilities	47,101	39,757
Total non-current liabilities	82,739	77,436

Total liabilities	438,513	404,191

Commitments and contingencies	—	—

Equity:
Class A ordinary shares, par value US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate, 72,475,630 shares issued as of June 30, 2020 and December 31, 2019; outstanding shares as of June 30, 2020 and December 31, 2019: 66,097,800 and 65,762,936	500	500
Class B ordinary shares, par value US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate, 23,636,706 shares issued and outstanding as of June 30, 2020 and December 31, 2019	163	163
Treasury shares	(44)	(46)
Capital deficit	(130,814)	(135,179)
Retained earnings	281,525	155,324
Accumulated other comprehensive income	206	220
Total equity	151,536	20,982

Total liabilities and equity	590,049	425,173

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB, except for per share data)

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019

Revenues	150,219	133,964	283,014	253,109
Cost of revenues	(23,410)	(24,591)	(42,911)	(47,387)
Gross profit	126,809	109,373	240,103	205,722

Operating expenses:
Selling and marketing expenses	(32,302)	(23,917)	(56,187)	(45,223)
General and administrative expenses	(26,143)	(24,718)	(46,011)	(36,427)
Operating income	68,364	60,738	137,905	124,072
Interest income	468	287	860	353
Change in fair value of the warrants	—	(1,539)	—	(1,539)
Gains on sale of short-term investments	2,571	—	4,076	—
Government grants	483	223	3,927	223

Income before income taxes	71,886	59,709	146,768	123,109
Income tax expenses	(9,576)	(8,275)	(20,567)	(18,448)

Net income	62,310	51,434	126,201	104,661

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	(5)	67	(18)	43
Unrealized holding gains on short-term investments net of RMB612 and nil income taxes for the periods ended June 30, 2020 and 2019	2,072	—	3,469	—
Less: Reclassification adjustment for gains on short-term investments realized in net income, net of RMB611 and nil income taxes for the periods ended June 30, 2020 and 2019	(2,186)	—	(3,465)	—

Total comprehensive income	62,191	51,501	126,187	104,704

Earnings per share for Class A and Class B ordinary shares:
Basic	0.70	0.58	1.41	1.17
Diluted	0.69	0.57	1.38	1.17
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:
Basic	89,736,203	89,339,642	89,737,929	89,339,642
Diluted	90,939,356	89,775,907	91,246,792	89,775,907